O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  SWOLOSKY@OLSHANLAW.COM

DIRECT DIAL:  212.451.2333

February 27, 2017

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Arconic Inc.

Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by Elliott Associates, L.P., Paul E. Singer et al. (collectively, “Elliott”)

Filed February 14, 2017

File No. 1-03610

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 filed by Elliott

Filed January 31, February 1, 6, 8, 14, 15, 17 and 21, 2017

File No. 1-03610

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 23, 2017 (the “Staff Letter”) with regard to the above-referenced matters. We have reviewed the Staff Letter with Elliott and provide the following responses on its behalf. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below. Unless specifically stated otherwise, the page numbers in the responses refer to pages of the Proxy Statement, and the defined terms used herein have the definitions given to them in the Proxy Statement.

Preliminary Proxy Statement

1.	The Participants disclose throughout the proxy statement that they are soliciting proxies to elect Company director nominee Ulrich (rick) Schmidt. Please revise to make clear that Mr. Schmidt has consented to being named in the proxy statement and has agreed to serve if elected. Refer to Rule 14a-4(d). If he has not consented, then he is not a bona fide nominee and the Participants may not name him in the proxy materials pursuant to Rule 14a-4(d). Please see Section II.I. of SEC Release 34-31326 (Oct. 16, 1992).

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

February 27, 2017

Elliott acknowledges the Staff’s comment, the restrictions under Exchange Act Rule 14a-4(d) and the interpretive guidance provided in Section II.I. of the adopting SEC Release 34-31326 (Oct. 16, 1992) (the “Release”). Elliott respectfully submits that, based on the facts discussed below and a plain reading of Exchange Act Rule 14a-4(d) and the portion of the Release excerpted below, Elliott is “soliciting in support of nominees who, if elected, would constitute a minority of the board of directors,” as set forth in Exchange Act Rule 14a-4(d). Elliott is therefore permitted to seek authority to vote for Mr. Schmidt if he is named in the Company’s proxy materials without his consent so long as Elliott complies with Exchange Act Rule 14a-4(d)(i)-(iv). Elliott has made changes to the Proxy Statement in the cover letters and on pages 1, 6, 19 and 30, and in the proxy card consistent with the foregoing.

The Release states as follows (emphasis added):

the Commission proposed to amend the bona fide nominee rule to provide that the requirement that a nominee consent to be named in the proxy statement would not prevent a person soliciting in support of shareholder nominees who, if elected, would constitute a minority of the board of directors, from providing shareholders an opportunity to vote for the company nominees, provided that company's candidates are clearly distinguished as such. Where, however, an insurgent seeks to elect a majority of the board of directors rather than seek minority representation, the requirement for specific nominee consent to be named and serve [*3084] will continue.75 fn 75: Several commenters pointed out that while a shareholder slate may, if elected, represent a minority of the entire board, the slate may represent a majority of the seats up for election, for example, in the case of a staggered or classified board. Conversely, the minority slate, when added to dissident supporters already sitting on the board may represent in the aggregate a majority of the board. The election of the minority slate, therefore, could effect a change of control. Others were concerned that two different minority slates could independently garner enough support to replace management.

The Commission has determined, as proposed, to require only that the director candidates nominated by the shareholder soliciting voting authority if elected constitute a minority of the entire board. The rule would be unduly narrow if it required that dissidents only seek a minority of the seats up for election. In addition, the rule would be unworkable if it turned on which "camp" both sitting directors and nominees belonged to at a particular moment.

The Company has a classified board of directors (the “Board”), which currently consists of 13 directors and is divided into three classes, with directors elected for three-year terms. The terms of five incumbent directors are expected to expire at the Company’s 2017 annual meeting of shareholders (the “Annual Meeting”). Elliott acknowledges that three incumbent directors, Ulrich (Rick) Schmidt, Sean O. Mahoney and John C. Plant, were appointed to the Board pursuant to the terms of a letter agreement between Elliott and the Company. Messrs. Schmidt, Mahoney and Plant are independent directors and not affiliated with Elliott. Elliott expects that Mr. Schmidt’s term will expire at the Annual Meeting.

February 27, 2017

Elliott has nominated five nominees for election to the Board at the Annual Meeting, but proposes to solicit proxies to elect four of its director nominees and Mr. Schmidt (rather than all five Elliott nominees) if the Company nominates Mr. Schmidt for election at the Annual Meeting. The five director candidates from whom Elliott intends to solicit voting authority in connection with the Annual Meeting (which candidates may include Mr. Schmidt) will constitute a minority of the 13-member Board under Exchange Act Rule 14a-4(d). Further, Messrs. Schmidt, Mahoney and Plant are independent directors and not affiliated with Elliott, and presumably supported the Company’s issuance on February 1, 2017 of a statement that “its Board of Directors unanimously supports Klaus Kleinfeld as the Company’s Chairman and Chief Executive Officer.” In light of the foregoing and Elliott’s stated conclusion that it is necessary to replace Dr. Kleinfeld as the Company’s CEO and select a successor, considering the importance of that conclusion to Elliott’s efforts, Elliott does not believe that it is appropriate to consider Messrs. Schmidt, Mahoney and Plant as Elliott’s nominees for purposes of Exchange Act Rule 14a-4(d) and believes that its nominees for purposes of Exchange Act Rule 14a-4(d) will constitute a minority of the 13-member Board (a maximum of 5 out of 13 members). Additionally, if the Company nominates Mr. Schmidt for election at the Annual Meeting it will do so voluntarily and not in accordance with any contractual obligation to Elliott, in which case Elliott does not believe that it is appropriate to consider Mr. Schmidt as Elliott’s nominee for purposes of Exchange Act Rule 14a-4(d) and believes that its nominees for purposes of Exchange Act Rule 14a-4(d) will constitute a minority of the 13-member Board (a maximum of 6 out of 13 members).

2.	Please reconcile the disclosure throughout the proxy statement and on the proxy card to indicate whether the Participants are soliciting proxies to elect five of their director nominees or four of their nominees plus the Company director nominee.

Elliott acknowledges the Staff’s comment and intends to finalize the applicable disclosure throughout the proxy statement and on the proxy card once the Company discloses whether it will nominate Mr. Schmidt for election at the Annual Meeting.

3.	Disclosure in page 13 indicates that “[o]n February 3, 2017, Elliott updated its investor presentation dated January 31, 2017...to provide additional information with respect to the opportunity size of potential operational improvements at Arconic and to reduce the top end of the range of share prices that Elliott believes Arconic can achieve (based on the application of an appropriate industry multiple) following the implementation of certain improvements.” Refer to our comment 5 below. Please revise this disclosure to clarify that 5 different versions of the investor presentation were published on the newarconic.com website and describe the material differences between each presentation.

Elliott acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 12 and 13.

February 27, 2017

The Nominees, page 19

4.	Disclosure on page 25 indicates that “[t]he corporate governance guidelines of the Company…provide that determinations of independence shall be made in accordance with the criteria for independence required by the NYSE.” It is our understanding that the Company’s corporate governance guidelines provide that director independence is determined “under the listing standards of the New York Stock Exchange and Arconic’s Director Independence Standards” and that Arconic’s Director Independence Standards are available at a different website address than that provided by Elliott. Please revise accordingly.

Elliott acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 25.

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12

5.	Refer to the investor presentation filed with the Commission as soliciting materials on January 31, 2017, and again on February 6, 2017 in updated form. It is our understanding that five different versions of this presentation were made available on the newarconic.com website during this same time period, each version containing what appear to be material differences from the other versions, including:
•	Version 1, published on the newarconic.com website on January 31, 2017 but not filed with the Commission and which claimed that a an “approximately 50% increase” in Arconic’s share value could be attained by improving margins relative to a competitor and a 7% increase in share value could be attained by cutting $100 million in costs (Slide 7);
•	Version 2, filed with the Commission on January 31, 2017 and which, unlike version 1, did not include the “approximately 50% increase” and 7% increase claims that had been included in the first version;
•	Version 3, published on the newarconic.com website sometime between February 1 and February 2, 2017 but not filed with the Commission and still dated January 31, 2017 and which, unlike version 2, contained different comparison metrics with respect to Arconic’s Global Rolled Products (“GRP”) business (Slide 21), e.g. the footnote on Slide 21 of version 3 indicated that Elliott used its own metrics (“Industry Average”) as opposed to actual industry cost data in order to demonstrate Arconic’s underperformance;
•	Version 4, published on the newarconic.com website on the morning of February 3, 2017 but not filed with the Commission and which, unlike version 3, appears to have:
i.	added an entirely new appendix consisting of 11 slides relating to purported GRP cost savings metrics (Slides 26-36);
ii.	re-wrote and replaced the GRP cost savings comparison with a new methodology, a new presentation and new numbers, e.g. Elliott revised the presentation to purportedly demonstrate the numbers on an indexed rather than absolute basis (Slide 21);
iii.	included a higher median cash adjusted profits-to-earnings ratio of Arconic’s peers (14.5x rather than 14.2x) (Slide 15); and
iv.	changed the EBITDA margin difference between Arconic’s Engineered Products & Solutions business and a competitor of Arconic, e.g. from 690 to 630 basis points in 2008, and from 730 to 860 basis points in 2015 (Slide 20); and

February 27, 2017

•	Version 5, published on the newarconic.com website late afternoon on February 3, 2017, filed with the Commission on February 6, 2017 and still dated January 31, 2017 and which, unlike version 4, appears to have:
i.	changed Elliott’s projected economics regarding its potential share price increase of Arconic from $13.50 per share of Arconic, the price indicated in all prior versions of the investor presentation, to $4.40 per share;
ii.	reduced the upside Elliott projects for Arconic’s share price if certain changes are made (from a maximum of 138% to a maximum of 105%) (Slide 4);
iii.	reduced what Elliott indicates is the maximum potential value per share of Arconic, “without growth,” from $54 per share to $46 per share (Slide 8);
iv.	further changed the EBITDA margin difference between Arconic and a competitor of Arconic (from 630 to 590 basis points in 2008, from 860 to 620 basis points in 2015, and from a maximum of 1,100 to a maximum of 700 during the relevant period (Slides 7, 20));
v.	increased projected corporate (non-operational) cost savings (from $0.88 per share to $0.89 per share) (Slide 8);
vi.	changed the value for Arconic’s 2016 revenue guidance (from $14.7 to $14.4) (Slide 17); and
vii.	removed, in its entirety, the 11-page appendix that was included in the fourth version.

We remind the Participants of their obligations under Exchange Act Rule 14a-12, including the requirement that all soliciting material published, sent or given to security holders in accordance with the rule be filed with the Commission no later than the date the material is first published, sent or given to security holders. Please file the first, third and fourth versions of the investor presentation with the Commission and include disclosure highlighting any material changes between the filed version and the previously filed version and the reasons for such change.

Elliott acknowledges the Staff’s comment and its obligations under Exchange Act Rule 14a-12, including the requirement that all soliciting material published, sent or given to security holders in accordance with the rule be filed with the Commission no later than the date the material is first published, sent or given to security holders. Elliott acknowledges that version 5 of the investor presentation discussed above is currently available on the newarconic.com website. Elliott filed versions 5, 4, 3 and 1 of the investor presentation with the Commission as soliciting material under Exchange Act Rule 14a-12 on February 27, 2017, including disclosure regarding the key differences between version 5 and earlier versions. Elliott does not consider the other changes made (including certain changes listed in the Staff’s comment) to be material.

February 27, 2017

6.	We note that the soliciting material filed pursuant to Rule 14a-12 on February 15, 2017 indicates that certain Search Engine Marketing advertisements were issued on February 14, 2017. It is our understanding that such advertisements appeared as early as February 4, 2017. Please ensure that all such advertisements contain the information and legends required by Rule 14a-12 and that any new advertisements constituting soliciting materials are filed with the Commission no later than the date such material is first published, sent or given to security holders.

Elliott issued certain Search Engine Marketing advertisements and filed them as soliciting material under Exchange Act Rule 14a-12 on February 1, 2017 (see Item 2 of the second DFAN14A filed with the Commission on that date). Elliott issued certain new Search Engine Marketing advertisements on February 14, 2017 and filed them as soliciting material under Exchange Act Rule 14a-12 on February 15, 2017 (see the DFAN14A filed with the Commission on that date). Elliott acknowledges the Staff’s comment and its obligations under Exchange Act Rule 14a-12 that all such advertisements contain the information and legends required by Rule 14a-12 and that any new advertisements constituting soliciting materials are required to filed with the Commission no later than the date such material is first published, sent or given to security holders.

Soliciting Materials filed on newarconic.com

7.	Please advise whether the soliciting materials on the Shareholder Information page and the other pages of the newarconic.com webpage, including the investor presentation, were disseminated by means other than publication on the newarconic.com webpage and if so, whether such disseminated materials contained the information and legends required by Rule 14a-12(a).

Elliott confirms that the soliciting materials on the Shareholder Information page and the other pages of the newarconic.com webpage, including the investor presentation, have not been disseminated by means other than publication on the newarconic.com website.

8.	We note the statement in the investor presentation that “Elliott Management shall not be responsible or have any liability for any misinformation contained in any SEC filing, any third party report or this presentation.” This statement also appears in the soliciting material filed with the Commission pursuant to Rule 14a-12 on January 31 and February 6, 2017. As the Participants are responsible for the accuracy of all information in their filings, this qualification is inappropriate. Please avoid making future statements that imply the inclusion of the information creates no legal liability exposure for the Participants under the federal securities laws. Please also revise the investor presentation included on the website accordingly and ensure such disclaimer is corrected on all versions of the investor presentation to be filed with the Commission in response to comment 5 above and/or added to the newarconic website. Please make conforming changes to the disclaimer found on the newarconic website itself.

Elliott acknowledges the Staff’s comment and will avoid making similar future statements. Elliott also has revised the slide of the investor presentation included on the newarconic.com website, the versions of the investor presentation filed with the Commission in response to comment 5 above, and the disclaimer found on the newarconic.com website itself accordingly.

February 27, 2017

9.	We note the statement in the Disclaimer found on the website that “This communication is not a solicitation of a proxy, which may be done only pursuant to a definitive proxy statement.” We remind you of the definition of solicitation in Exchange Act Rule 14a-1(l)(1)(iii). Please remove this statement.

Elliott acknowledges the Staff’s comment and has revised the disclaimer found on the newarconic.com website accordingly.

10.	We note that certain quotes found on the “Reactions” page of the newarconic.com website include hyperlinks to the articles from which such quotes originated. We also note that the quotes, but not the articles themselves, have been filed with the Commission pursuant to Rule 14a-12. Please advise what consideration was given to filing all of the hyperlinked material pursuant to the requirements of Rule 14a-12. In responding to this comment, please refer to Securities Act Release No. 7856 (April 28, 2000) and the text accompanying footnote 57.

Elliott acknowledges the Staff’s comment and submits that it included such hyperlinks inadvertently. Elliott has removed the hyperlinks included on the “Reactions” page of the newarconic.com website and acknowledges its obligations with respect to the filing of future hyperlinked material pursuant to the requirements of Exchange Act Rule 14a-12.

 *        *     *     *     *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Dave Miller, Elliott Management Corporation Richard Zabel, Elliott Management Corporation